UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-34609

China Hydroelectric Corporation

Bldg A #2105, Ping’An International Financial Center

No. 3 Xinyuan South Road, Chao Yang District, Beijing

People’s Republic of China 100027

Tel: (86-10) 6492-8483

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

China Hydroelectric Corporation

Form 6-K

China Hydroelectric Corporation Appoints Compensation Committee and Corporate Governance and Nominating Committee Members

On September 5, 2013, the board of directors (the “Board”) of China Hydroelectric Corporation (the “Company”) appointed Mr. Allard Nooy, a non-executive independent director of the Company, as a member of the Company’s Compensation Committee and a member of the Company’s Corporate Governance and Nominating Committee.  At the same time, the Board accepted Mr. Amit Gupta’s resignation from the Corporate Governance and Nominating Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Hydroelectric Corporation

	By:	/s/ Liya Chen
	Name:	Liya Chen
	Title:	Chief Financial Officer

Date: September 12, 2013